December 3, 2007

Mail Stop 7010

*By U.S. Mail and facsimile to (203) 351-7745*

Michael J. Critelli
Chairman and Chief Executive Officer
Pitney Bowes Inc.
World Headquarters
1 Elmcroft Road
Stamford, Connecticut 06926-0700

> **Re:** **Pitney Bowes, Inc.**
> **Definitive 14A**
> **Filed April 3, 2007**
> **File No. 001-03579**

Dear Mr. Critelli:

We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by December 17, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your response to comment 8 of our August 21, 2007 letter. The disclosure on page 36 of your definitive proxy statement that you highlight discloses the financial objectives used to determine the size of the annual incentive pool. Our comment sought disclosure in future filings of the performance objectives or targets to be achieved in order for the named executive officers to earn their respective incentive compensation awards, rather than those used to determine the larger pool. Accordingly, we reissue comment 8 of our August 21, 2007 letter.

Please contact me at (202) 551-3729 with any questions.


Sincerely,


Craig Slivka
Attorney Advisor